SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F   X     Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes           No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes           No   X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes           No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated March 20, 2008, entitled “Spreadtrum Announces New AVS Video/Audio Decoder Chip— SV6100.”

Exhibit 99.2:	Press release, dated March 28, 2008, entitled “China Mobile Announces Commercial Deployment of TD-SCDMA Technology.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
	Name:	Ping Wu
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: April 3, 2008

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated March 20, 2008, entitled “Spreadtrum Announces New AVS Video/Audio Decoder Chip—SV6100.”

Exhibit 99.2:	Press release, dated March 28, 2008, entitled “China Mobile Announces Commercial Deployment of TD-SCDMA Technology.”

Exhibit 99.1

Spreadtrum Announces New AVS Video / Audio Decoder Chip

-- SV6100

March 21, 2008, Beijing in China - Spreadtrum Communications, Inc. (NASDAQ: SPRD, “Spreadtrum”), one of China’s leading wireless baseband chipset providers, today announced its new AVS video / audio decoder chip, the SV6100, at the 16th annual China Content Broadcasting Network Exhibition (CCBN2008). AVS is the audio and video coding-decoding standard independently created by China. The SV6100 is designed for several fast growing, emerging video / audio markets in China include the IPTV, digital television, and satellite segments. The SV6100 represents another breakthrough in Spreadtrum’s line of AVS video / audio decoder chips, following the launch last August of the world’s first commercial AVS audio / video decoder chip, the SV6111. The SV6111 is an AVS/MPEG-2 SoC targeted at the high-end set-top box (STB) market and supports more functions, such as HD decoding and PVR (personal video recording).

Spreadtrum’s SV6100 is an integrated AVS/MPEG-2 set-top-box decoder chip which supports AVS and MPEG2 SD video and most popular audio standards (including MPEG-1 Layer I&II, AAC, AVS). The SV6100 features the combination of a high performance transport processor, video/audio decoder, and a display controller with scaling. Utilizing advanced technology that integrates critical software with the hardware processing system, Spreadtrum’s SV6100 combines strong processing capabilities with multimedia functions to produce a robust commercial solution with low cost and low power consumption. This highly integrated platform solution should provide designers the flexibility of matching various matured solutions with cost and time-to-market requirements. The SV6100 contains key functions designed to support both current and future digital TV set-top boxes (STB), and can be applied to IPTV, cable digital TV, digital satellite TV, and DMB-T transmission standards based products. Compared with the SV6111, the SV6100 provides a full set of AVS SD (standard definition) decoder functions while still maintaining a low cost and low power design. It provides flexible integration capacities to a host chip on existing application platforms, which should help system designers generate quick time-to-market AVS based or multi-standard based IPTV STB models.

Professor Wen Gao, chairman of the AVS Workgroup of China, remarked, “As a leading design company in China’s IC industry, Spreadtrum has dedicated significant efforts in developing China’s home-grown AVS standard. It has been a very short time indeed for Spreadtrum to successfully develop the world’s first commercial AVS audio / video decoder chip, the SV6111, and now today’s new AVS audio / video decoder chip, the SV6100. Spreadrum’s every step in its AVS chip development represents a quicker industrialization and commercialization of the AVS standard. I believe Spreadtrum provides a good model for China’s AVS industry.”

Dr. Ping Wu, President and CEO of Spreadtrum, expressed, “Spreadtrum has been devoted to the research and product development of AVS technology for some years. We believe Spreadtrum not only has a leading position in AVS chip design and commercialization, but has been making important contributions to the advancement of the AVS standard. We feel the release of SV6100 shows that Spreadtrum has dug more deeply in the IPTV, digital television, and other video / audio market segments. I firmly believe that the SV6100 will help promote a quicker adoption of AVS by market and enable faster development of low power AVS chips. This latest version of AVS is an enhancement to the development of China’s independently created source code standards, and a significant effort to advancing the overall information industry, too. “

Product specifications about the SV6100:

•ISO/IEC 13818-2 - MPEG-2 MP@ML

•ISO/IEC 11172-2 - MPEG-1 Constraint Bitstream

•AVS-P2 level 4.0

•MPEG-1 Layer I&II (2 ch), MP3 (2 ch), AAC (2 and 5.1 ch)

•DSP processor for audio, 5.1 to 2 channel down-mixing, PCM audio mixer, S/PDIF and I2S interface

•All ATSC and DVB SDTV MP@ML formats

•Real time decoding of multiple streams

•Error detection and autonomous error concealment

•Support 32 PID and 32 Section filter

• Flexible TV mode conversion (e.g. PAL to NTSC)

•ITU-R BT.656/SD output

•2 × GPIO

•DDR DRAM: 64M Bytes supported and all commercial DDR SDRAM supported with the flexibility of 16 bit external DRAM bus width

•PLX Local Bus: 32 bits, 33M Hz.

•SRAM Local Bus: 16 bits, 108 M Hz.

•On-chip PLL, requiring only 27.0MHz crystal

•Advanced Technology: 0.18µm CMOS, QFPGA 208 Package

•Ambient Temperature Range: 0oC to +70oC

•1.8 volt device with 3.3 volt I/O

•Power consumption: typ. <1.5W

About shipment

At present, the SV6100 has performed well in field trials and has shown stable performances for each of the above mentioned broadcast applications. Spreadtrum has already commenced sampling of the SV6100, and expects deployment by its customers of commercial products, based on these chips, later this year.

About Spreadtrum:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please check: www.spreadtrum.com

Media Contact: William Shi Email: news@spreadtrum.com

Tel: +86-10-62702988

About AVS:

For more information on AVS, please go to the Audio and Video Coding Standard Workgroup of China, at http://www.avs.org.cn/en/.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, Spreadtrum’s another breakthrough in audio/video chip development, Spreadtrum’s important contributions to the advancement of the AVS standard, Spreadtrum’s role in the development of China’s independently created source code standards, and a significant effort to the overall information industry. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for audio/video products; uncertainty regarding the timing and pace of the commercial deployment of AVS-based products in China; Spreadtrum’s ability to sustain its development in AVS semiconductor chips; and the state of and any change in Spreadtrum’s relationships with its major customers. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Exhibit 99.2

China Mobile Announces Commercial Deployment of

TD-SCDMA Technology

Shanghai, China, March 28, 2008 – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today reports that China Mobile (CMCC) has announced commercial deployment of TD-SCDMA technology beginning in April. TD-SCDMA is a 3G wireless network standard developed by the China Academy of Telecommunications Technology (CATT) in collaboration with Datang and Siemens and endorsed by the Chinese government.

Dr. Ping Wu, Chairman & Chief Executive Officer, said, “We are very excited with this key development in the commercialization and deployment of TD-SCDMA technology in China. Our friends, customers, and partners are also extremely pleased to see TD-SCDMA technology reach this milestone. Today’s announcement demonstrates China Mobile’s strong commitment to commercialize the TD-SCDMA technology and includes a host of measures to facilitate market acceptance of this technology including attractively priced calling plans, availability of six subsidized handset models, availability of USIM cards for consumers who purchase TD-SCDMA handsets through other channels, demo centers in eight cities, financial incentives for resellers, publicity campaigns, and after-sale customer support.

We are pleased to see that two of our customers received over 50% of the initial round of 60,000 handset order from China Mobile in January. As additional handset orders are placed in future rounds, we believe our portfolio of TD-SCDMA products and support will enable our customers to continue to benefit from these upcoming deployments.”

Spreadtrum developed the first single-chip dual-mode TD-SCDMA/GSM baseband (the SC8800D) in 2004 and the first multi-mode HSDPA/TD-SCDMA/GSM/GPRS baseband (the SC8800H) in 2007. The company also offers a single-chip TD-SCDMA/HSDPA solution optimized for data cards (the SC8800S) and its Quorum subsidiary announced a TD-SCDMA/GSM/GPRS/EDGE RF transceiver. Spreadtrum’s TD-SCDMA solutions have also been used in the commercial products that provide MBMS support and the TD-SCDMA USB modem cards. For details of these previous milestones, press releases are available on Spreadtrum’s web site (www.spreadtrum.com).

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, the statement regarding our customers’ ability to continuously benefit from the deployment of TD-SCDMA technology as additional handset orders are placed. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the rate at which the commercial deployment of TD-SCDMA technology will grow, market acceptance of products utilizing TD-SCDMA technology, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the state of and any change in the Company’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file or furnish with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com

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